

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

June 20, 2013

G. Thomas Frankland
President and Chief Executive Officer
Atlantic Coast Financial Corporation
10151 Deerwood Park Blvd.
Building 200, Suite 100
Jacksonville, Florida 32256

      Re: **Atlantic Coast Financial Corporation**
               Proxy Statement on Schedule 14A
               Filed March 27, 2013
               Amended on April 25 and May 8, 2013
               File No. 001-35072

Dear Mr. Frankland:

We have completed our review of your filing as of May 8, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Mark Webb

                    Mark Webb
                    Legal Branch Chief